Curaleaf Holdings, Inc. Investor Relations Curaleaf Launches Share Repurchase Program STAMFORD, Conn., April 16, 2026 /PRNewswire/ -- Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) ("Curaleaf" or the "Company"), a leading international provider of consumer cannabis products, has announced that its Board of Directors has authorized, and the Toronto Stock Exchange ("TSX") has approved, the Company to commence a normal course issuer bid ("NCIB" or the "Bid") to repurchase up to 34,388,831 of its subordinate voting shares (the "Subordinate Voting Shares") over the twelve-month period commencing on April 20, 2026 and ending no later than April 19, 2027, representing approximately 5% of the Subordinate Voting Shares issued and outstanding as of April 10, 2026, or an aggregate fair market value of approximately U.S.$83 million based on the closing trading price of the Subordinate Voting Shares on the TSX on April 14, 20261. As of April 10, 2026, there were 687,776,631 Subordinate Voting Shares issued and outstanding. "This share repurchase program is a meaningful way to return value to our shareholders and reflects our confidence in the strength and durability of our strategy," said Boris Jordan, Chairman and CEO of Curaleaf. The NCIB will be conducted through the facilities of the TSX and/or alternative trading systems in Canada, if eligible, from time to time over the term of the Bid and will conform to their regulations. The Company believes that, from time to time, the Subordinate Voting Shares may trade in a price range that does not fully reflect their value. The Company believes that in such circumstances, the repurchase of its Subordinate Voting Shares represents an appropriate use of its available funds. The Bid provides the Company with the flexibility to acquire Subordinate Voting Shares when market conditions are favorable, consistent with a disciplined approach and applicable regulatory requirements. Under the NCIB, other than purchases made under block purchase exemptions, Curaleaf will be allowed, subject to applicable securities laws, to purchase daily, through the facilities of the TSX, a maximum of 210,139 Subordinate Voting Shares representing 25% of the average daily trading volume of 840,559 Subordinate Voting Shares, as calculated per the TSX rules for the six-month period ended on March 31, 2026. The Company has appointed ATB Cormark Capital Markets as its designated broker under the NCIB. The actual number of Subordinate Voting Shares purchased, timing of purchases, and share price will be determined based on market conditions and in accordance with applicable securities laws. The NCIB does not obligate Curaleaf to acquire a specific dollar amount or number of shares and may be modified or discontinued at any time in accordance with securities legislation and TSX rules. Subordinate Voting Shares will be acquired under the NCIB at the prevailing market price at the time of acquisition. Purchases under the NCIB are expected to commence after Curaleaf releases financial results in respect of its first quarter ended March 31, 2026. Any Subordinate Voting Share purchased under the NCIB will be canceled. Curaleaf has not purchased any of its outstanding Subordinate Voting Shares under a normal course issuer bid in the past 12 months. About Curaleaf Holdings Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to enhance lives by cultivating, sharing and celebrating the power of the plant. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, Grassroots, Find, Dark Heart, and Anthem provide industry-leading service, product selection and accessibility across the medical and adult use markets. Curaleaf International is powered by a strong presence in all stages of the supply chain. Its unique distribution network throughout Europe, Canada and Australasia brings together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Toronto Stock Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com. Forward Looking Statements This media advisory contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward–looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward-looking statements and information concerning the NCIB and the intended purchase for cancellation of Subordinate Voting Shares thereunder. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the company with respect to the matter described in this new release. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and uncertainties is contained under "Risk Factors and Uncertainties" in the Company's latest annual information form filed on February 26, 2026, which is available under the Company's SEDAR profile at http://www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward- looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release. The Toronto Stock Exchange has not reviewed, approved or disapproved the content of this news release. Investor Contact: Curaleaf Holdings, Inc. Camilo Lyon, Chief Investment Officer IR@curaleaf.com Media Contact: MATTIO Communications MattioCuraleaf@Mattio.com 1 Being C$3.32 per Subordinate Voting Share, equivalent to U.S.$2.4163 per Subordinate Voting Share using the exchange rate published by the Bank of Canada of C$1.00; U.S.$0.7278 on such date. SOURCE Curaleaf Holdings, Inc. https://ir.curaleaf.com/2026-04-16-Curaleaf-Launches-Share-Repurchase-Program